CONSENT

We hereby consent to the reference to our name with respect to disclosure pertaining to the Aldebaran property, Chile, prepared in 2005, in the Annual Information Form of Bema Gold Corporation for the year ended December 31, 2005 to be filed with certain Canadian securities commissions and in the Annual Report on Form 40-F of Bema Gold Corporation for the year ended December 31, 2005 to be filed with the United States Securities and Exchange Commission.

Dated at Sparks, Nevada this 31st day of March, 2006.

AMEC AMERICAS LIMITED

/s/ Larry B. Smith

Larry B. Smith
Manager, Mining & Metals Consulting